UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

The Drivers

Cooperative, Inc.

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

New York

Date of organization

April 24, 2020

Physical address of issuer

3100 47th Avenue

#303

Long Island, New York 11101

Website of issuer

http://drivers.coop/

Is there a Co-issuer?

Yes   × **No**

Name of Co-issuer

Legal status of Co-issuer

Form

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

Physical address of Co-issuer

Website of Co-issuer

	Most recent fiscal year end (2022)	Prior fiscal year end (2021)
Total Assets	$1,891,024	$1,234,303
Cash and Cash Equivalents	$356,781	$1,033,424
Accounts Receivable	$902,866	$94,952

Short-term Debt	$20,000	$10,000
Long-term Debt	$1,800,213	$1,257,721
Revenues/Sales	$6,887,268	$671,024
Cost of Goods Sold	$5,552,522	$475,811
Taxes Paid	$74,530	18,791
Net Income	$125,912	-$182,710

Form C-AR

This Form C-AR is the annual report ("Annual Report") of The Drivers Cooperative, Inc., (the "Cooperative," "we," "our," "us")

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Cooperative's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Cooperative has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Cooperative's control), and assumptions. Although the Cooperative believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Cooperative's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Cooperative in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Cooperative to predict all of them. The Cooperative undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Cooperative's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the Issuer's web site an annual report along with the financial statements of the Issuer certified by the principal executive officer of the Issuer to be true and complete in all material respects and a description of the financial condition of the Issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
The Drivers Cooperative, Inc	Corporation	New York	April 24, 2020	3100 47th Avenue #303 Long Island, New York 11101	http://drivers.coop

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the Issuer:

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Mohammed Hossen	President of Board of Directors Secretary of Board of Directors	November 2022-present April 2021-October 2022
Mariam Ouedraogo	Vice President of Board of Directors	December 2022-present
Erik Forman	Treasurer of Board of Directors President of the Board of Directors	December 2022-present February 2021-November 2022
Michael Ugwu	Director	July 2023-present
Shaun Beckles	Director	July 2023-present
Stephen Sleigh	Independent Director	April 2021-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Mariam Ouedraogo	The Drivers Cooperative, Inc.	Self-Employed	Driver Director	2020-present 2021-present
Mohammed Hossen	The Drivers Cooperative, Inc.	Self-Employed	Driver Director	2020-present 2021-present
Erik Forman	The Drivers Cooperative, Inc.	The Drivers Cooperative	Management Director Consultant	2020-present 2021-present 2020-present
Michael Ugwu	The Drivers Cooperative, Inc.	Self-Employed	Driver Director	2020-present 2023-present
Shaun Beckles	The Drivers Cooperative, Inc.	Self-Employed	Driver Management, Director	2020-present 2022-present 2023-present
Stephen Sleigh	The Drivers Cooperative, Inc.	Sleigh Strategies, LLC	Consultant Independent Director	2020-present 2021-present

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Not Applicable.

Name of beneficial owner	Percentage of voting power

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

<u>Overview</u>

The Drivers Cooperative ("Cooperative") is a driver- and worker-owned transportation business. This ownership model allows drivers to collect a larger share of the fare and profits than drivers of other transportation businesses that are not driver-owned. Most importantly, drivers of the Cooperative have a seat at the table and democratic participation in the decisions that impact their lives through access to board seats and voting rights. The Cooperative generates revenue primarily through contracts and subcontracts for prescheduled transportation for government entities, and plans to grow sales in on-demand rideshare as well.

Please see our response to Rule 201(m) for more information.

Rule 201(e) The current number of employees of the Issuer.

The Cooperative currently has 14 employees, six software engineering and design contractors, as well as over 2,000 fully-credentialed driver independent contractors, and over 8,000 drivers in onboarding.

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

The following list of risk factors and the risk factors stated elsewhere in this Annual Report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

<u>Risk Factors</u>

Key Personnel. The Cooperative's success substantially depends on the efforts of its Founding Member Erik Forman, Board of Directors, and other Key Personnel Cynette Wilson (Finance Manager), Lee Garcia (Operations Manager), David Alexis (Driver Engagement Manager) and contractors. Investors must rely upon the judgment and skills of this Founding Member, Board of Directors, and Key Personnel. The Cooperative's success also depends upon its drivers, both members and non-members, as well as its ability to recruit, train, and retain qualified drivers. The loss of services of any of key personnel, or Cooperative's inability to recruit, train, and retain qualified drivers and staff, may have a material adverse effect on the Cooperative's business and financial condition.

Risks Inherent to Worker Cooperatives. A worker cooperative is defined as a corporation that is owned and controlled by its workers. Although this business form is increasing in popularity, it is still a relatively new concept for many consumers. As a worker cooperative, the Cooperative has a democratic governance structure amongst its membership whereby each driver- and worker-member is entitled to one vote per member (rather than the more common, one vote per share). Given its democratic structure, the Cooperative's strategic direction is not at the sole discretion of the Board of Directors, Officers, or Management Team. While major strategic and financial decisions are made by the Board of Directors, the Board is elected by driver-members and certain staff, as outlined in the bylaws and policies of the Cooperative. Decisions that most directly impact the everyday lives of driver-members, such as potential disciplinary actions, are in the hands of a Driver Board elected by the driver-members. The Cooperative has adopted this democratic structure in order to align incentives between stakeholders, which the Management Team believes will create a stronger Cooperative and a more unique value proposition for both driver-members and consumer-riders. However, because decisions are made democratically, and due to the community-centered nature of cooperatives, the driver-members and staff of the Cooperative may consider values other than the maximization of short-term profits in their operational decisions, such as devoting resources to social benefits, including social safety nets for driver-members, or to campaigns designed to shape public policy that benefit ride-share drivers and their consumer riders, or to other values and perspectives that emerge from the democratic process. Currently, the Cooperative is pursuing a policy agenda to elevate job quality in the gig economy and bring about a just, green transition of the industry through electric and wheelchair-accessible vehicles. Activities such as the above contribute to and enhance the central value proposition of the Cooperative, but they could affect the profits of the Cooperative, and make the Cooperative a target of unusual and unpredictable retaliatory action from competitors and other hostile parties. This could result in the Investor losing all or substantially all of their investment in the Cooperative.

Risks Inherent to Business-to-Government (B2G) and Business-to-Government-to-Consumer (B2G2C) sales. The growth of the Cooperative has been driven substantially by contracts and subcontracts for paratransit, medical transportation, and other staff transportation. This creates a risk of losing contracts and subcontracts or losing revenue through disputes with vendors. There is a risk that vendor disputes will result in a significant loss of revenue for the Cooperative and therefore, possibly a major loss of investment for investors.

Risks Inherent to Ride-Sharing. The Cooperative operates in a relatively new business sector which is dominated by two large corporations that are actively seeking to reshape the regulatory environment to entrench their market advantage. If competitors succeed in changing regulations for the sector, this could negatively impact the business model of the Cooperative, including its ability to provide cost-competitive pricing for consumers while providing higher pay for drivers. In addition, competitors may use monopolistic practices such as subsidizing consumer-rider prices through lower driver payouts and operating at a loss in order to discourage drivers and riders from using the Cooperative's services. This could negatively affect the return on investment for the Investor, including resulting in a loss of all or part of their investment in the Cooperative.

Control of Cooperative. Control of the Cooperative and all of its operations are and will remain, solely with its members. Purchasers of the securities will have no vote and no control over the management and affairs of the Cooperative. Investors must rely upon the judgment and skills of the members of the Cooperative, which can affect the return on investment for the Investor.

Certain Factors May Affect Future Success. Any continued future success that the Cooperative might enjoy will depend upon many factors, including factors beyond the control of the Cooperative and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition; including the entry of additional competitors and increased success by existing competitors, namely Uber, Lyft, and local transportation companies such as Myle; changes in general economic conditions such as economic depression, such as the Covid-19 shutdown, which caused challenges with launching the Cooperative; increases in operating costs such as upward pressure on employee wages that exceeded the Cooperative's ability to pass on cost savings to consumers; the Cooperative's limited ability to obtain grant funding from foundations as shown by lack of available grant funding and overall reduced grant funding to cooperatives, as well as difficulty obtaining loans and credit from traditional banks; the rise of robotaxis across the industry causing a reduction in the number of trips provided by the Cooperative; the inherent complexity of software development, which has led to delays and lost revenue opportunities in the past; operating at reduced margins caused by competitive pressures, such as competition from Myle and other competitors that serve the prescheduled and on-demand markets; predatory behavior by transportation brokers, which has reduced margins and has led to missed revenue targets in the past; the need to increase driver payout in order to maintain competitive advantage; and attempts by political incumbents to prevent fair competition through unfavorable legislation that could reduce the market share for the Cooperative. These conditions have had a material adverse effect upon the Cooperative's business, operating results, and financial condition.

Additional Capital Needs. The Cooperative will need to raise additional capital and conduct subsequent raises. The Cooperative is not working with an underwriter, placement agent or similar party, and there is no guarantee that the Cooperative will raise any particular amount in any upcoming or subsequent offerings. The Cooperative will need to raise additional capital in order to expand or continue operating its business, and there is no guarantee that such additional capital would be available on terms favorable to the Cooperative or at all.

Material Changes during Offering Period The Cooperative made material changes to its Regulation Crowdfunding offering during the offering period through an amendment of the Agreement, and through amendments and filings of three (3) Form C/A with the Securities and Exchange Commission (SEC), including changes to Key Personnel and Total Offering Amount. The Investor understands that when such material changes occurred , they reconfirmed their commitment within five (5) business days of the amendments to accept these changes. Material changes to the offering or company during or after the offering period effectively could harm the business and financial condition of the Cooperative, such as lost investments.

Speculative. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of Borrower or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rule of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legitimate changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and consequences involving this investment.

No Guarantee of Return. No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that Investor will not lose a substantial portion or all of the investment. For this reason, investors should carefully read all the disclosure material of this Annual Report and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Limited Experience. The Cooperative has only been working in the prescheduled transportation and ride-sharing industry since 2021, so the Cooperative's experience in ride-sharing is limited.

Competition. The market for ground transportation businesses is highly competitive and could become even more competitive, which can negatively affect the Cooperative's sales, revenues, and profits. For example, additional competitors could enter the market or there could be increased success among existing competitors: Uber, Lyft, and Myle which may lower the market share and possible revenues of the Cooperative. The Cooperative competes with these other similar transportation businesses that have greater access to capital, marketing and sale opportunities, and other resources, and as such, there can be no assurances that the Cooperative will be able to compete successfully, affecting its ability to earn profits.

No Loan Loss Reserves. The Cooperative will not maintain a loan loss reserve fund, which could affect the Cooperative's ability to repay investors.

Not Registered with SEC. The offering by the Cooperative has not been registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of these securities are made in reliance on an exemption from registration pursuant to Regulation Crowdfunding of the SEC.

Protective Provisions. The Note offered does not include provisions such as a sinking fund provision whereby all or a reasonable portion of the issue is to be retired in installments prior to maturity, a negative pledge or equal protection clause restricting the creation of liens on the property of the issuer, or a restriction on the creation of other funded debt.

No Trust Indenture. The Note was not issued under a trust indenture and there is no bank or trust company acting as a trustee.

New Business. The Cooperative is newly formed and has limited operating history. Therefore, any Investor will have little prior performance of the Cooperative upon which they may rely in assessing the future performance of the Cooperative and their investment.

Lack of Liquidity. There is no established secondary market or exchange for the resale of the Note. An Investor seeking to sell their Note may have great difficulty in finding a buyer or may not find any buyers for the Note at all.

Limited Transferability of Securities. Investors should be fully aware of the long-term nature of their financial support of the Cooperative. The Note may be transferred only if certain requirements are satisfied as further described in the Note and Subscription Agreement. The Investor has represented to the Cooperative that they are investing for his or her own investment only and without a view to their immediate resale or distribution.

Risk of Litigation. If the Cooperative is subjected to lawsuits or proceedings by government entities or private parties, or other Investors, then expenses or liabilities of the Cooperative arising from any such suit would be borne by the Cooperative. While the Cooperative will seek to maintain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

Loss of Key Personnel. Our future success depends on the efforts of a small Management Team and staff. The loss of services of the members of the Management Team and staff, such as the resignation of some members of the Cooperative's engineering team and staff in 2022, had an adverse effect on the Cooperative and similar staffing losses may have an adverse effect in the future. There can be no assurance that we will be successful in attracting and retaining other Key Personnel that is required to successfully grow the Cooperative. Board members are Key Personnel, but are only working for the Cooperative part-time. As such, it is likely that the Cooperative will not make the same progress as it would if officers were full-time.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Member Shares	1,000,000	1,923	Yes

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

Membership Shares

The Cooperative has authorized one class of equity securities entitled Membership Shares.

Membership Shares are entitled to dividends in the form of Patronage (Profit-share pro rata based upon the number of driving trips, marketing, and governance). Dividends are not guaranteed.

The Members of the Cooperative have voting and governance rights within the Cooperative that could limit the Investor's rights in a material way. For example, these Members could vote to change the business operations of the Cooperative, dissolve or sell the Cooperative, or cause the Cooperative to engage in additional offerings. The Cooperative may make other decisions with which the Investor disagrees, or that otherwise negatively affect the value of the Investor's securities in the Cooperative, and the Investor will have no recourse to change these decisions.

The Investor's interests may also conflict with those of the Members or future investors, and there is no guarantee that the Cooperative will develop in a way that is optimal for or advantageous to the Investor. Other holders of securities of the Cooperative may also have access to more information than the Investor, leaving the Investors at a disadvantage with respect to any decision regarding the Note that they own.

In cases where there are prior loans or other debt obligations of the Cooperative, an Investor's interests in the Cooperative will be impacted in terms of priority and availability of revenues. For instance, the Cooperative has outstanding loans that will have to be paid back before any amount of the Note being offered is paid See below Rule 201(p) for more information on the terms of these other loans. Furthermore, the Note being offered is unsecured which means that if the Cooperative is unable to pay back the Note, there is no physical, tangible, or intangible asset that may be liquidated to pay the obligation on the Note. Therefore, the Investor's economic rights could be diminished.

Reg D Offerings and Other Debt Securities

The Cooperative has offered and sold additional debt securities to other investors under Rule 501 of Regulation D under the U.S. Securities Act of 1933 (17 CFR 230.501), as amended. These debt securities were offered and sold to accredited investors only. The rights of the Investors are materially limited and diluted by these additional debt securities since these Reg D securities have higher priority than the debt securities offered in this Regulation Crowdfunding offer. See below Rule 201(p) for more information on the terms of these securities.

The marketability and value of the Investor's interest in the Cooperative will depend upon many factors outside the control of the Investor. The Cooperative will be managed by its Management Team and be governed in accordance with the strategic direction and decision-making of its Board of Directors and authorized Officers, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Cooperative.

 The aforementioned changes and decisions by the Cooperative could dilute the interests of the Investor, which means that the prorated portion of the Note issued by the Cooperative may decrease, and otherwise affect the return on investment for the Investor, including resulting in a loss of all or part of their investment in the Cooperative. This is especially true where the Investor has no voting or governance rights to control these changes. Although the Investor has no voting rights, it may nonetheless exercise its contractual rights under the Note which may not be amended without the Investor's mutual assent.

Investors have the Right to First Refusal regarding future rounds of securities which will be offered at the discretion of the Cooperative. The Investors will also be restricted in their ability to re-sale the Note for a total period of 3 (three) years. There are other investment requirements of the Investor that are different from the securities held by other investors and the Members of the Cooperative.

(2) A description of how the exercise of rights held by the principal shareholders of

the Issuer could affect the purchasers of the securities being offered.

Not applicable. There are no principal shareholders. Currently, all Members of the Cooperative own only one share which amounts to .05% of the Cooperative for each Member.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Not applicable.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The minimum offering price is $100.00 per Note and the return on investment, as further outlined in the Term Sheet has been determined by the Cooperative based upon current and projected revenues and growth trajectory of the Cooperative over a three (3) year period.

The Cooperative does not intend to conduct or commission a formal valuation of the Cooperative. Accordingly, the actual market value of the Cooperative and of the Note being offered may be materially more or less than the minimum amount of $100.00 per Note.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Additional issuances of securities. Following the Investor's investment in the Cooperative, the Cooperative sold interests to additional investors that materially limited and diluted the Investor's interest in the Cooperative, especially where such additional sales have priority over the Notes.The amount of any additional financing needed by the Cooperative, if any, will depend upon the maturity and objectives of the Cooperative. Currently, the Cooperative has plans to raise additional capital. The declining or lack of an opportunity or the inability of the Investor to make a follow-on investment, may result in a diminished value of the Investor's investment in the Cooperative.

Issuer repurchases of securities. The Cooperative will have authority to prepay the Note from Investors at any time prior to the Maturity Date at the original issue price which may restrict or prevent any return on investment for the Investor. In other words, there is a risk that prepayment may result in a return on investment that will be equal to the value of the Investor's initial investment in the Cooperative, and nothing more.

A sale of the Issuer or of assets of the Issuer. As a debt holder of the Cooperative, the Investors will have limited or no ability to influence a potential sale of the Cooperative or a substantial portion of its assets. Thus, the Investor will rely upon the Members and Management Team of the Cooperative to manage the Cooperative so as to maximize value for debt holders. Accordingly, the success of the Investor's investment in the Cooperative will depend in large part upon the skill and expertise of the Members and Management Team of the Cooperative. If the Members and Management Team authorize a sale of all or part of the Cooperative, or a disposition of a substantial portion of the Cooperative's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Note, will be equal to or exceed the value of the Investor's initial investment.

Transactions with related parties. The Investor should be aware that there will be occasions when the Cooperative may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Management Team of the Cooperative will be guided by their good faith judgment as to the Cooperative's best interests. The Cooperative may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its shareholders or Members. By acquiring an interest in the Cooperative, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the Issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Notwithstanding the foregoing, the Investor is aware and understands that they are required to hold the Note for a period of at least three (3) years from the closing date of the Regulation Crowdfunding offer as further stipulated within the Subscription Agreement.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Creditor	Amount Owed	Interest Rate	Maturity Date	Other Material Terms
Wefunder	$1,625,191	2.5x multiple return on investment based on pro rata revenue share of 2.5% of Benchmark Revenue, as further defined in the Note.	Within ten (10) years from the closing of the total offering or 4/30/2032.	Unsecured Subordinated in rights of payment and priority to all current and future indebtedness to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money. No resale until three (3) years after the closing date of the Note. Prepayment of unpaid principal and/or interest due under this Note may be made at any time without

				penalty. Borrower will be deemed to be in default under this Note and the outstanding unpaid principal balance of this Note, together with all interest accrued thereon, will immediately become due and payable in full, without the need for any further action on the part of Holder, upon the occurrence of (a) upon Borrower's failure to make any payment when due under this Note for a period of ninety (90) days. See Note for other Events of Default.
Equitable Economies Fund	$44,599.49	2.5% of Benchmark Revenue as defined in the Note, or 10 years of payments, whichever comes first.	10/1/2032	In August 2021, the Cooperative entered into a revenue sharing agreement for $20,000 with a remittance rate of 2.5% of Benchmark Revenue per quarter until $60,000 is paid back or 10 years of payments have been made, whichever comes first. The purchaser of this note also has the option to convert to shares of preferred stock equal to $60,000

				minus total revenue payments to date, divided by price per share during the next financing round.
Cooperative Fund of the Northeast	$200.000.00	(Benchmark Revenue) x 2.5% x (Subscriber's Note/$50,000 or the total amount at closing of the offering, whichever is greater).	10/11/2032	Revenue-Share Debt (Unsecured and Unsubordinated) The Note will accrue interest upon its First Payment. All payments are set to be made quarterly. The First Payment is scheduled to occur three years from the closing of the Note.
ImpactAssets Inc.,	$50,000.00	Benchmark Revenue) x 2.5% x (Subscriber's Note/$50,000 or the total amount at closing of the offering, whichever is greater). Minimum Amount of Interest: an amount of interest equal to the long-term Applicable Federal Rate in effect on the Closing Date (e.g. 3.22% annual compounding for a 10-year note).	12/31/2032	Unsecured and Subordinated Revenue-sharing agreement. The Note will accrue interest upon the effective date of the Note. Any unpaid principal and interest will be due and payable in full on the Maturity date.
The Working World Line of Credit	$340,000 available	8% annual interest rate	Revolving line of credit	Line of credit secured by receivables.

Chase Bank Business Line of Credit	$0 outstanding, up to $200,000 available.	10.25% Annual Interest Rate	Revolving line of credit	Secured by personal guarantee of the Treasurer of the Cooperative.
Bluevine	$0 outstanding, up to $200,000 available.	40.77% Annual Interest Rate 2.5% Draw Fee	Revolving line of credit	Secured by personal guarantee of the Treasurer of the Cooperative.

Rule 201(q) A description of exempt offerings conducted within the past three years.

In addition to the Regulation Crowdfunding offer covered in this Annual Report, on November 23, 2022, the Cooperative sold a promissory note in a total amount of $50,000 in an exempt offering under Rule 501 of Regulation D under the U.S. Securities Act of 1933 (17 CFR 230.501), as amended. On October 11, 2022, the Company sold another promissory note in the total amount of $200,000 also in an exempt offering under Rule 501 of Regulation D under the U.S. Securities Act of 1933 (17 CFR 230.501), as amended. In both cases, the proceeds were used for general operations.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent,

sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

NONE.

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Investors should read the following discussion and analysis of the Issuer's financial condition and results of operations together with the Issuer's financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information in this discussion and analysis, including information regarding the strategy and plans for the Issuer's business, includes forward-looking statements that involve risks or uncertainties. You should review the Issuer's response to Rule 201(f) ("Risk Factors") for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

$10.9 Million in revenue to date

$8.9 Million in wages paid to drivers to date

322,743 successful trips to date

12x revenue growth from $481,000 in 2021 to $6.1 million in 2022.

Newly-built custom rideshare app with partnership with Google, Inc. for back-end APIs

Secured Sponsorship of Municipal Legislation (Res # 0638-2023) calling for creation of a fund to support a transition to wheelchair-accessible and electric vehicles.

Obtained 3 Major contracts with Access-a -Ride brokers in New York City and two direct contracts with the MTA The Cooperative has signed up over 10,000 drivers, around 10% of the total active driver workforce in New York City.

Created a $30/hr pay guarantee for driver-members working on paratransit contract accounts.

See Financial Statements for more historical results concerning the Cooperative's Revenues & Gross Margins; Assets; Liabilities; and Net Income. These historical earnings and cash flows may or may not be representative of what investors should expect in the future.

Liquidity and Capital Resources

The Cooperative closed the offering covered by this Annual Report on April 30, 2022 and raised a total of $1,625,191. About 56% of these funds or about $910,106 went towards payroll for staff, marketing employees, engineers, and other operations staff. Another 23% of the total funds raised, or about $373,793, went towards marketing costs. Likewise, about 14.5% or $235,652 of the total funds raised was used to pay for selling, general, and administrative (SGA) expenses. Finally, $105,637 or 6.5% of the total funds raised was used to pay for WeFunder's crowdfunding portal fee.

– Runway & Short/Mid Term Expenses

> The Drivers Cooperative, Inc., cash in hand is $66,765.16 as of 10/20/23. Over Q2 2023, revenues have averaged $548,455.84/month, cost of goods sold has averaged $502,982.26/month, and operational expenses have averaged $91,466.26/month, offset by a total of $107,631.41 in grant funding for software development costs for the quarter, for an average net margin of -$67,867.88 per month.

As of the date of this Annual Report, the Cooperative has paid back over $265,000 to the following lenders:

Shared Capital Cooperative - $200,000
Lower East Side People's Federal Credit Union - $40,000
Local Enterprise Assistance Fund (LEAF) - $10,000
Equitable Economies Fund - $15,400.51

The Cooperative has successfully paid off the three loans in full to the following lenders:

Shared Capital Cooperative - $221,560.63
Lower East Side People's Federal Credit Union - $44,752.01
Local Enterprise Assistance Fund (LEAF) - $11,251.17

Any Known Trends or Uncertainties and other Challenges

■ *Business Challenges and Uncertainties*
Despite the Cooperative achieving 12x growth in sales revenues from 2021 to 2022, obtaining contracts and systems that the Cooperative reasonably expects will lead to continued growth, there remain uncertainties about future growth, including but not limited to, uncertainty over reliable transportation brokers providing sufficient trip volumes, driver-members completing enough trips, and our ability to retain and compensate sufficient staff to execute on contracts. Without additional investment, it is possible that the Cooperative will have to scale down, which will decrease the likelihood that it will hit growth targets in the short-term necessary to pay back investors. The Cooperative furloughed five staff in October 2023 to reduce cash burn, which presently constrains capacity for growth. In addition, the democratic and participatory nature of the Cooperative creates uncertainty and challenges for efficient operation. Also decision-making within the Cooperative can become politicized, which can lead to delays in important decisions, ill-guided compromises, poor decisions, and inefficiency. There have also been unfounded threats of litigation and acts of defamation by current and former disgruntled employees, contractors, or customers within the Cooperative, not atypical from other startups. As a social enterprise that values creating opportunity for individuals from non-traditional backgrounds, the Cooperative also faces unique challenges of training its

core staff and workforce to operate the business with a high degree of specialized skills. The Cooperative attempts to mitigate these foregoing challenges through proper trainings, standard operating procedures, internal controls, business insurance, and guidance from the appropriate professionals.

– Resolving Global Challenges
Despite these business challenges and uncertainties, the Cooperative is addressing some of the biggest challenges of our time. This includes enhancing job quality in the gig economy through the Cooperative's Economic Security Program, which provides drivers with a guaranteed $30 an hour wage; disability justice through our subcontractor agreements with paratransit brokers providing Access-A-Ride service and other partnerships with disability advocacy organizations; tech justice through an AI-augmented app-based system designed to enhance driver job quality & rider service quality; and environmental justice through legislative efforts to win a funded transition to electric and wheelchair-accessible vehicles.

– Business Trends and Strategies
Phase 1: Pre-Scheduled Trips: In this first phase, the Cooperative focused on the pre-scheduled segment of the New York City ground transportation market. In this market, the Cooperative was able to secure large volume trips without the need of a larger rider marketing campaign. The core of this pre-scheduled market is government-funded paratransit and Non-Emergency Medical Transportation (NEMT), and staff transportation. The for-hire vehicle industry provides approximately 15,000 trips/day in New York City, which amounts to a Total Addressable Market (TAM) of about $160 million a year.

Phase 2: Ride-Share: The Cooperative is now entering the ride-share phase by end-of-year 2023, while continuing to grow through prescheduled trips.

Phase 3: Federation of Cooperatives (Franchise): The Cooperative plans to expand through franchising to other locations inside and outside of the U.S. The goal is to become a global brand by making the Cooperative's brand, technology, and business system available to drivers and allies across the world. This Phase is already beginning. Specifically, we plan to launch operations in a second geography- Colorado- through an affiliated Cooperative that will use our Co-o- 2.0 platform in January 2024.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

This Annual Report and the previous annual report was filed later than 120 days after the end of the fiscal year covered by the respective reports.